Exhibit  36

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

April 30, 2021, May 3, 2021 and May 10, 2021

Item 3	News Release

A news release was issued by the Company on April 30, 2021 through the facilities of Newsfile and was subsequently filed on SEDAR. A news release was issued by the Company on May 3, 2021 and May 10, 2021 through the facilities of Business Wire and were subsequently filed on SEDAR.

Item 4	Summary of Material Change

On April 30, 2021, the Company announced that 23,162,579 Units were issued upon the automatic exercise of 21,056,890 Special Warrants.

On May 3, 2021, the Company announced that its partner Canopy Management, LLC exercised its option and acquired 60% controlling interest in Golden Harvests.

On May 10, 2021, the Company announced that it retired its senior secured convertible debentures.

Item 5.1	Full Description of Material Change

On April 30, 2021, the Company announced that it received a receipt for its final short form prospectus dated April 23, 2021 (the “Prospectus”). The Prospectus qualifies the distribution of an aggregate of 23,162,579 units of the Company (each a “Unit”), which are issuable for no additional consideration upon the deemed exercise of 21,056,890 special warrants (each a “Special Warrant”) which were sold pursuant to a brokered private placement offering completed by the Company on March 5, 2021 (the “Offering”). The Special Warrants were sold at a price of $0.225 per Special Warrant for aggregate gross proceeds of $4,737,800.25. The Offering was led by Eight Capital, as sole agent and bookrunner.

Pursuant to a special warrant indenture dated March 5, 2021 between the Company and Capital Transfer Agency ULC, as special warrant agent, the Special Warrants were automatically exercised into 23,162,579 Units, without payment of any additional consideration, effective April 30, 2021.

Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants entered into among the Company and Capital Transfer Agency ULC, as warrant agent, on March 5, 2021.

On May 3, 2021, the Company announced that its partner, Canopy Management, LLC (“Canopy”), acquired a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Canopy is controlled by Grown Rogue’s chief executive officer, Obie Strickler (“Strickler”). In order to expedite regulatory approvals, Canopy obtained the option to acquire 60% ownership of Golden Harvests and signed a new agreement under materially similar terms to the previous option agreement with GR Michigan, LLC. Simultaneously, Strickler provided Grown Rogue Unlimited, LLC (a wholly owned subsidiary of the Company) a right to acquire 87% of the membership units of Canopy pending state and regulatory approval. Canopy filed all of the necessary paperwork and has received both local and state approval to purchase the 60% controlling interest of Golden Harvests. It is expected that Grown Rogue Unlimited, LLC will exercise its option to acquire 87% of the membership units of Canopy by the end of 2021.

As part of the acquisition of the 60% controlling interest in Golden Harvests, Canopy will pay the existing members of Golden Harvests an aggregate of USD$660,000 in cash and cause Grown Rogue to issue 600,000 Common Shares in three tranches:

●	Tranche 1 - US$200,000 in cash and 200,000 Common Shares due February 6, 2021, which was extended for 12 months with US$100,000 cash having been paid and 200,000 Common Shares issued;

●	Tranche 2 - US$260,000 in cash and 200,000 Common Shares due February 6, 2021, which was extended to August 6, 2021 for consideration of issuing 200,000 Common Shares; and

●	Tranche 3 - US$200,000 is due at exercise of the option plus 200,000 Common Shares, which has been satisfied in full.

On May 10, 2021, the Company announced that it retired its senior secured convertible debentures of $2.36M that would have matured on November 1, 2021. The early retirement of the debt will save the Company $100k in interest payments over 2021. The debt repayment also results in the removal of the general security agreement over all of the Company’s assets and leaves only US$1.04M of term debt, of which US$450k is current. Of the current amount of US$450k, US$100k will complete a payment contributing to an option payment to acquire Golden Harvests. This results in a debt to projected 2021 adjusted EBITDA1 ratio of 0.15.1

The debt repayment included a cash payment of $1.54M and the issuance of 6,555,556 Common Shares at a price of $0.125 per share in accordance with the terms of the debentures. The repayment of principal results in the elimination of a potential conversion of debt into 12.3M common shares or approximately 8% of the current issued and outstanding common shares of the Company.

With the recent acquisition by Grown Rogue’s partner, Canopy Management of the controlling interest of Golden Harvests, the Company now beneficially controls 127,000 sq ft of indoor production, which will yield more than 1,000 lbs per month in constructed capacity. With additional expansion already underway in Michigan, Grown Rogue expects to increase production to 1,800lbs per month in 2022.

1 The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

May 10, 2021.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include, without limitation, information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www. sedar. com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.